UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 13)*

               American Real Estate Partners, L.P.
                        (Name of Issuer)

   Depositary Units Representing Limited Partnership Interests
                 (Title of Class of Securities)

                           029169 10 9
                         (CUSIP Number)

                       Marc Weitzen, Esq.
          Gordon Altman Butowsky Weitzen Shalov & Wein
                114 West 47th Street, 20th Floor
                    New York, New York 10036
                         (212) 626-0800

  (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                          March 7, 1996
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box  //.

Check the following box if a fee is being paid with the statement //. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D

CUSIP No. 029169 10 9


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          High Coast Limited Partnership

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /x/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               12,991,312

     8    SHARED VOTING POWER
               0

     9    SOLE DISPOSITIVE POWER
               12,991,312

     10   SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          12,991,312

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          50.6%

14   TYPE OF REPORTING PERSON*
          PN

                              SCHEDULE 13D

CUSIP No. 029169 10 9


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          American Property Investors, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /x/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               12,991,312

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               12,991,312

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          12,991,312

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          /x/
          Excludes all depositary units owned of record by API Nominee
          Corp.

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          50.6%

14   TYPE OF REPORTING PERSON*
          CO

                              SCHEDULE 13D

CUSIP No. 029169 10 9


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Carl C. Icahn

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /x/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               12,991,312

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               12,991,312

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          12,991,312

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          /x/
          Excludes all depositary units owned of record by API Nominee
          Corp.

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          50.6%

14   TYPE OF REPORTING PERSON*
          IN

                     SCHEDULE 13D - Amendment No. 13

          The Schedule 13D filed with the U.S. Securities and Exchange Commission ("SEC") on September 24, 1990 by Meadowstar Holding Company, Inc., a Delaware Corporation, Carl C. Icahn, a citizen of the United States of America, Unicorn Associates Corporation, a New York corporation ("Unicorn"), ACF Industries, Incorporated, a New Jersey corporation ("ACF"), Icahn Capital Corporation, a Delaware corporation and Icahn Holding Corporation, a Delaware corporation ("IHC"), as amended by Amendment No. 1 dated November 16, 1990, Amendment No. 2 dated March 19, 1992, Amendment No. 3 dated March 18, 1993, Amendment No. 4 dated May 13, 1993, Amendment No. 5 dated March 24, 1994, Amendment No. 6 dated July 28, 1994, Amendment No. 7 dated July 29, 1994, Amendment No. 8 dated April 13, 1994, Amendment No. 9 dated August 30, 1995, Amendment No. 10 dated September 14, 1995, Amendment No. 11 dated January 19, 1996 and Amendment No. 12 dated January 22, 1996 is further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Icahn Group's prior statements on Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration

          Item 3 is hereby amended to add the following:

          The aggregate purchase price of the 257,600 depositary units representing limited partner interests in AREP (the "Depositary Units") purchased by High Coast is $2,352,202.60. The source of funds for the Depositary Units is capital contributions by Tortoise Corp., a New York corporation and a limited partner of High Coast ("Tortoise").

Item 4.   Purpose of Transaction

          Item 4 is hereby amended to add the following:

          Registrants have acquired the Depositary Units for investment purposes. Registrants reserve the right to seek to acquire additional Depositary Units as they deem appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Registrants also reserve the right to dispose of some or all of their Depositary Units in the open market, in privately negotiated transactions to third parties or otherwise.

Item 5.   Interest in Securities of the Issuer

          Item 5(a) is hereby amended to add the following:

          (a) As of the close of business on March 7, 1996, Registrants may be deemed to beneficially own in the aggregate 12,991,312 Depositary Units, representing approximately 50.6% of AREP's outstanding Depositary Units. High Coast is the direct beneficial owner of such Depositary Units.

          Item 5(c) is hereby amended to add the following:

          The following table sets forth all purchases with respect to the Depositary Units acquired since the most recent filing on Schedule 13D (January 22, 1996) by the persons named in Item 5(a) above. Each transaction set forth below reflects an open market purchase by High Coast effected on the New York Stock Exchange.


                         PRICE PER                     NUMBER OF
TRANSACTION DATE         DEPOSITARY UNIT ($)           DEPOSITARY UNITS

1/23/96                  9                              15,400

1/24/96                  9                               2,500

1/25/96                  9                               3,400

1/26/96                  9.120                           8,300

1/29/96                  9                               2,600

1/30/96                  9                               1,100

1/31/96                  9                               2,300

2/1/96                   9                                 800

2/6/96                   9.125                             500

2/7/96                   9.125                           1,900

2/8/96                   9.242                          13,900

2/9/96                   9.250                           1,900

2/12/96                  9.250                           8,000

2/13/96                  9.250                           8,000

2/14/96                  9.125                             600

2/15/96                  9.231                           2,000

2/16/96                  9.125                             700

2/20/96                  9.125                           1,800

2/21/96                  9.241                          13,800

2/23/96                  9.125                          11,800

2/26/96                  9.125                          20,200

2/27/96                  9.124                          44,200

2/28/96                  9.125                           8,200

2/29/96                  9.125                          26,200

3/1/96                   9.125                          16,000

3/4/96                   9.125                          27,700

3/5/96                   9                                 300

3/6/96                   9                               3,500

3/7/96                   9.125                          10,000


                               SIGNATURES

          After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D concerning the depositary units representing limited partner interests in American Real Estate Partners, L.P., a Delaware limited partnership, is true, complete and correct.


Dated: March 8, 1996


                                   HIGH COAST LIMITED PARTNERSHIP

                                   By: American Property Investors, Inc.
                                   Its: General Partner



                                   By: /s/   Gail Golden
                                             Gail Golden
                                             Assistant Secretary


                                   AMERICAN PROPERTY INVESTORS, INC.



                                   By:  /s/  Gail Golden
                                             Gail Golden
                                             Assistant Secretary



                                   CARL C. ICAHN


                                   /s/  Carl C. Icahn

                                   [Signature Page for AREP 13D]

                               SIGNATURES

          After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D concerning the depositary units representing limited partner interests in American Real Estate Partners, L.P., a Delaware limited partnership, is true, complete and correct.


Dated: March   , 1996


                                   HIGH COAST LIMITED PARTNERSHIP

                                   By: American Property Investors, Inc.
                                   Its: General Partner



                                   By:
                                             Gail Golden
                                             Assistant Secretary


                                   AMERICAN PROPERTY INVESTORS, INC.



                                   By:
                                             Gail Golden
                                             Assistant Secretary



                                   CARL C. ICAHN




                                   [Signature Page for AREP 13D]